FOR IMMEDIATE RELEASE
December 22, 2015

ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest to Apply to Delist American Depositary Shares from NYSE and Terminate Registration with the SEC

Tokyo –December 22, 2015 – Advantest Corporation (“Advantest”) resolved at the meeting of its board of directors held today to apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). In connection with the delisting, Advantest intends to file for termination of registration of its ADSs and its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described below:

1.	Reason for Delisting

Advantest listed its ADSs on the NYSE in September 2001 mainly to improve the transparency of corporate management and to strengthen Advantest brand awareness around the world. Since then, Advantest has made efforts to enhance disclosures for shareholders and investors, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, preparing consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in volume of Japanese stocks traded through stock exchanges in Japan by overseas investors due to the globalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese internal control requirements and disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While Advantest believes the initial objectives of ADS’s listing were mainly achieved, it judges that the continued listing on the NYSE is no longer economically justified, taking into account the fact that the trading volume of Advantest’s ADSs on the NYSE accounts for only a small fraction of the total trading volume of Advantest’s shares as well as the environmental changes mentioned above. Therefore, Advantest has decided to apply for voluntary delisting of its ADSs from the NYSE and file for termination of registration of its ADSs with the Securities and Exchange Commission (“SEC”) under the Exchange Act.

2.	Stock Exchange on which Advantest will maintain its listing

Tokyo Stock Exchange

3.	Schedule for delisting from the NYSE and termination of registration with the SEC

Early April 2016 Advantest to provide NYSE with a written pre-notice of the delisting application

Mid-April 2016	Advantest to file Form 25 with the SEC for NYSE delisting and SEC deregistration

Late April 2016
Delisting to become effective

Advantest to file Form 15F with the SEC to terminate Advantest’s reporting obligations under the Exchange Act. Advantest’s reporting obligations under the Exchange Act will be suspended as of the filing of Form 15F.

July 2016	Deregistration with the SEC to become effective Termination of Advantest’s reporting obligations under the Exchange Act

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

4.	Future Plans

Advantest will continue to disclose financial statements and other information, in English, on its website to ensure that appropriate information about Advantest will continue to be available for its overseas shareholders and investors even after the termination of its reporting obligations under the Exchange Act. Furthermore, starting from the fiscal year ending March 31, 2016, Advantest will prepare its consolidated financial statements in its annual report under Financial Instruments and Exchange Law in accordance with International Financial Reporting Standards (“IFRS”), in place of U.S.GAAP previously adopted.

After delisting its ADSs from the NYSE, Advantest intends to maintain its American Depositary Receipt Program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

5.	Contact Information for inquiries regarding Advantest’s ADSs:

JPMorgan Service Center (U.S.)

Tel: U.S.: 1- 800-990-1135 (toll free)
   International: +1- 651-453-2128

Website: www.adr.com

E-mail: jpmorgan.adr@wellsfargo.com

(Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in U.S.)

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